June 2023

LAZARD ASSET MANAGEMENT LLC

Code of Ethics & Personal Investment Policies

Compliance Manual Section 3 & Appendix L

LAM has adopted the Code of Ethics and Personal Investment Policy (for purposes of the Manual Section 3, the “Policy”) to set forth:

•The standards of business conduct expected of Covered Persons (as defined in the Code of Ethics and Personal Investment Policy, hereafter the “Policy”); and

•Certain procedures designed to minimize conflicts and potential conflicts of interest between LAM employees and LAM’s Client Clients (including the LAM Funds), and between LAM Fund directors or trustees (“Directors”) and the LAM

Funds.

The Policy is designed to comply with Rule 204A-1 under the Investment Advisers Act of 1940 (the “Advisers Act”), Rule 17j-1 under the Investment Company Act of 1940 (“1940 Act”) and NFA Compliance Rule 2-9.

Fiduciary duties require LAM and its employees to adhere to the highest standards of ethical conduct, which includes seeking to avoid even the appearance of improper behavior. When acting in a fiduciary capacity, LAM and its employees must place the interests of the firm’s Clients above their own.

Section II of the Policy sets forth the Personal Investment rules applicable to Covered Persons. All LAM employees are deemed access persons (also known as “Covered Persons”) under Rule 204A. Employees are required to read the Code of Ethics and Personal Investment Policy and submit to the Legal & Compliance Department (manually or through Compliance Science) an acknowledgement that they have read and understood its provisions. This acknowledgement is required within 10 days of becoming a "Covered Person" as defined in the Policy and annually thereafter.

All employees are reminded that absent an exemption under the Policy, all personal securities accounts and transactions require prior approval from the Legal & Compliance Department. All employees are required to use the Compliance Science system licensed by LAM to submit transactions for Legal & Compliance approval.

LAM takes compliance with the Policy very seriously. As a result, LAM's Chief Compliance Officer & General Counsel may impose such sanctions for violations as they deem appropriate, including, among other things, a letter of censure, disgorgement of profits, fine or suspension or termination of employment.

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